FOR IMMEDIATE RELEASE                                 TSX/NYSE/PSE: MFC; SEHK: 0945
October 13, 2008

Manulife Financial Corporation releases key aspects of its financial position

TORONTO – In light of unprecedented market volatility, Manulife Financial is releasing important information about key aspects of its financial position to reassure its stakeholders.

“Manulife remains conservatively reserved, has a high quality balance sheet and strong and leading business franchises around the world” noted Dominic D’Alessandro, President and Chief Executive Officer.  “We are well positioned to weather these difficult times and continue to build for the future”.

Variable Annuities and Segregated Funds

Manulife Financial is a provider of variable annuities and segregated funds in Canada, the United States and Asia. Typically, funds are deposited for investment in a basket of pre-approved funds where the investor would often receive a series of annual payments for a defined period. The bulk of these payments would be expected to occur between the next 7 to 30 years and the amounts paid prior to that period would be immaterial. In exchange for a fee and provided the annuity is held for a specified period of time, Manulife provides guaranteed benefits. These products are designed to provide consumers with the equivalent of a private pension plan tailored to their individual needs.

At September 30, 2008, notwithstanding the steep decline of equity markets, Manulife fully expects the fees collected on these contracts will exceed the benefits payable over their lifetime.  Despite this, at the end of third quarter, Manulife held an actuarially determined reserve of $1.4 billion in respect of any potential future shortfall. This reserve is recalculated every quarter to reflect the passage of time and any change in the market value of assets that may have occurred. Manulife reserves for these guarantees at a high confidence level which, at the end of third quarter, is expected to be at a level exceeding 90%. To the extent that any increase in reserve is required in any period, this would decrease the earnings for that period. In periods of rising market values, the converse would be the case.

In addition to the high level of assurance provided by these reserves, under Manulife’s regulatory capital framework, the Company provides additional capital to support these future obligations.  At the end of the third quarter, Manulife expects its MCCSR regulatory capital ratio to be within its targeted operating range of 180% to 200%.

Since quarter end, equity markets have deteriorated further which will have an unfavourable impact on Manulife’s capital ratios unless these markets recover. The Company will continue to manage its regulatory capital, however, it has no plans to issue common equity.

 Manulife Financial Corporation Press Release

Credit Losses – Fixed Income Securities

Manulife has previously announced the major credit exposures to noteworthy names affecting its third quarter earnings. Manulife expects that the earnings impact of credit losses will be approximately $250 million in the third quarter, including approximately $50 million due to reserve strengthening as a result of credit downgrades.

Despite these charges, Manulife’s asset quality remains very high. Due to generalized spread widening, the gross unrealized losses on fixed income securities have expanded to approximately $6 billion, a relatively modest amount given total invested assets of $165 billion at September 30, 2008. Manulife has the ability to hold these securities until maturity, has provided for the expected level of defaults in its actuarial reserves, and would expect no significant earnings impact in respect of these gross unrealized losses.

There has been an increased market scrutiny of a particular class of assets, namely fixed income securities trading down 20% or more for at least six months.  Of the $6 billion mentioned above, Manulife has approximately $200 million of exposure to fixed income securities trading down 20% or more for at least six months, again a modest amount given the large size of its overall portfolio.

Securities Lending

Manulife has insignificant credit, investment or counterparty risk related to securities lending. Despite this, the Company has reduced its securities lending activities in light of heightened market uncertainty. The total amount of securities lending outstanding is now less than $1.5 billion. The securities lending is backed by the highest-quality, liquid collateral and the loans are to very creditworthy institutions.

Liquidity

Manulife is fully self-funded, meaning our businesses generate enough cash flow to sustain our operations without being dependent on the commercial paper markets or other short-term funding arrangements. The Company has consciously avoided businesses which give rise to immediate liquidity needs.  As a result, the Company has high levels of liquidity. Manulife holds over $11 billion in cash and high grade short term assets, representing approximately 7% of invested assets. The majority of the other fixed income holdings are also liquid.

Conference Call and Webcast

Management will host a conference call and webcast on October 14, 2008 at 8:00a.m. ET.  For local and international locations, please call 416-641-6110 and toll free in North America please call 866-226-1798.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by  calling (416) 695-5800 or 800-408-3053 (passcode # 3273059).

The webcast will be available through Manulife Financial’s website on October 14, 2008 at 8:00a.m. ET.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available later on the website at the same URL.

 Manulife Financial Corporation Press Release

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$400 billion (US$393 billion) as at June 30, 2008.

Manulife Financial is one of two publicly traded life insurance companies in the world whose rated life insurance subsidiaries hold Standard & Poor’s Rating Services’ highest “AAA” rating.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Laurie Lupton (416) 852-7792 Laurie_Lupton@manulife.com	Investor Relations: Amir Gorgi 1-800-795-9767 investor_relations@manulife.com

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to:  level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market.  Additional information about material factors that could cause actual result to

 Manulife Financial Corporation Press Release

differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

 Manulife Financial Corporation Press Release